                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              ------------------

                       RULE 13e-3 TRANSACTION STATEMENT
          UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

                          Interfoods of America, Inc.
                             (NAME OF THE ISSUER)

                          Interfoods of America, Inc.
                         Interfoods Acquisition Corp.
                                Robert S. Berg
                               Steven M. Wemple
                      (NAME OF PERSONS FILING STATEMENT)

                    Common Stock, $.001 Par Value Per Share
                        (TITLE OF CLASS OF SECURITIES)

                                  458973-10-4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ------------------

                                Robert S. Berg
                            Chief Executive Officer
                          Interfoods of America, Inc.
                   9400 South Dadeland Boulevard, Suite 720
                             Miami, Florida  33156
                                (305) 670-0746
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                         OF PERSONS FILING STATEMENT)

                              ------------------

                                  COPIES TO:

                             Mark A. Fullmer, Esq.
                             Phelps Dunbar, L.L.P.
                         365 Canal Street, Suite 2000
                         New Orleans, Louisiana  70130
                                (504) 584-9324

This statement is filed in connection with (check the appropriate box):

     (a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A ((S)(S)240.14a-1 through 240.14b-2). Regulation 14C ((S)(S)240.14c-1 through 240.14c-101), or Rule 13e-3(c) ((S)240.13e-
     3(c)) under the Securities Exchange Act of 1934.

     (b) [_] The filing of a registration statement under the Securities Act of 1933.

     (c) [_] A tender offer.

     (d) [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                          CALCULATION OF FILING FEE:

                                    ----------------------------
TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**

      $3,846,166                             $770.00
                                    ----------------------------


* For purposes of calculating the fee only. The amount assumes the conversion of 2,652,528 shares of common stock of Interfoods of America, Inc., in the proposed merger, at $1.45 per share.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Exchange Act equals 1/50/th/ of 1% of the value of the shares to be converted in the merger.

[X] Check the box if any part of the fee is offset as provided by (S)240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $770.00                  Filing Party: Interfoods of America, Inc.

Form or Registration No.: Schedule 14A,          Date Filed:  January 15, 2002
                          preliminary proxy statement

--------------------------------------------------------------------------------

                                 INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Schedule 13e-3" or the "Statement") relates to an Agreement and Plan of Merger, dated as of December 21, 2001 (as amended from time to time, the "Merger Agreement"), between Interfoods of America, Inc., a Nevada corporation (the "Company"), and Interfoods Acquisition Corp., a Nevada corporation (the "Acquisition Company"), pursuant to which the Acquisition Company will merge (the "Merger") with and into the Company, with the Company continuing as the surviving corporation. In the Merger, stockholders of the Company (other than the Acquisition Company and stockholders validly exercising their dissenters' rights) will receive for each share of Company common stock $1.45 principal amount of the Company's unsecured, subordinated debentures. A copy of the Merger Agreement is filed as Annex A to the Proxy Statement on Schedule 14A (the "Proxy Statement") filed concurrently by the Company with the Securities and Exchange Commission (the "Commission") pursuant to which the board of directors of the Company is soliciting proxies from the stockholders of the Company in connection with the Merger. This
Schedule 13e-3 is being filed by the Company, the Acquisition Company and Robert
S. Berg and Steven M. Wemple, the sole stockholders, directors and officers of the Acquisition Company, who are also directors and officers of the Company.

     The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13e-3 and show the locations in the Proxy Statement (including all annexes thereto) of the information required to be included in response to the items of this

Schedule 13e-3. The information set forth in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13e-3 are qualified in their entirety by reference to the information contained in the Proxy Statement and the annexes thereto.

     ITEM 1.   SUMMARY TERM SHEET.

     Regulation M-A
     Item 1001

     The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY" is incorporated herein by reference.

     ITEM 2.   SUBJECT COMPANY INFORMATION.

     Regulation M-A
     Item 1002

     (a) Interfoods of America, Inc. is the issuer of the securities subject to the transaction described in this Schedule 13e-3. The information set forth in the Proxy Statement under the caption "SUMMARY" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING - Record Date; Stock Entitled To Vote; Quorum" is incorporated herein by reference.

     (c) The information set forth in the Proxy Statement under the caption "CERTAIN INFORMATION CONCERNING THE COMPANY - Price Range Of Shares; Dividends; And Stock Repurchases" is incorporated herein by reference.

     (d) The information set forth in the Proxy Statement under the caption "CERTAIN INFORMATION CONCERNING THE COMPANY - Price Range Of Shares; Dividends; And Stock Repurchases" is incorporated herein by reference.

     (e)       Not applicable.

     (f) The information set forth in the Proxy Statement under the caption "CERTAIN INFORMATION CONCERNING THE COMPANY - Price Range Of Shares; Dividends; And Stock Repurchases" is incorporated herein by reference.

     ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSONS.

     Regulation M-A
     Item 1003

     (a)-(c) The information set forth in the Proxy Statement under the caption "SUMMARY" is incorporated herein by reference. The Company and the Acquisition Company are affiliates of Robert S. Berg and Steven M. Wemple by virtue of their beneficial ownership through the Acquisition Company of an aggregate of 2,359,571 shares of common stock of the Company, approximately 47% of the outstanding shares of common stock, and all of the outstanding shares of common stock of the Acquisition Company.

     Name, business address and telephone number of each filing person.
     -----------------------------------------------------------------

     The name, business address and telephone number of the Company and the Acquisition Company are incorporated herein by reference as set forth in the immediately preceding paragraph. This Schedule 13e-3 is also filed by Robert S. Berg and Steven M. Wemple, the sole stockholders, directors and officers of the Acquisition Company, who are also directors and officers of the Company, whose business address and telephone number are provided below.

           Robert S. Berg
           9400 South Dadeland Boulevard
           Suite 720
           Miami, Florida  33156
           (305) 670-0746

           Steven M. Wemple
           9400 South Dadeland Boulevard
           Suite 720
           Miami, Florida  33156
           (305) 670-0746

     The other director of the Company is Marshal E. Rosenberg, Ph.D. and his business address and telephone number are provided below.

           Marshal E. Rosenberg, Ph.D.
           9350 South Dixie Highway
           Financial Centre, Suite 1530
           Miami, Florida  33156
           (305) 670-2555

     The present principal occupation or employment and material positions held during the past five years for each of Mr. Berg and Mr. Wemple is set forth below in this Item 3. Mr. Berg and Mr. Wemple are the sole shareholders of the Acquisition Company which beneficially owns

2,359,571 shares of common stock of the Company or approximately 47% of the outstanding shares of common stock of the Company.

     Mr. Berg and Mr. Wemple are the sole shareholders, officers and directors of the Acquisition Company.

     Directors and Executive Officers of the Company
     -----------------------------------------------

     Set forth below are the name, address and the present principal occupations or employment and the name of any corporation or other organization in which such employment is conducted, and the five-year employment history, of each director and executive officer of Interfoods of America, Inc. Each person identified below is a United States citizen. Except as set forth below, each person's address is 9400 South Dadeland Boulevard, Suite 720, Miami, Florida 33156.

                                  Present principal occupation or employment
                                  and material positions held during the past
     Name                         five years
     ----                         ----------------------------------------------

     Robert S. Berg               Since April 1996, Mr. Berg has served as
                                  Chairman of the Board and Chief Executive
                                  Officer of the Company.

     Steven M. Wemple             Since April 1996, Mr. Wemple has served as
                                  President, Chief Operating Officer and a director of the Company.

     Francis X. Maloney           Since August 1998, Mr. Maloney has served as
                                  Chief Financial Officer of the Company.  From
                                  January 1994 to August 1998, he served as Vice
                                  President and Controller for Tecmo Consult
                                  International S.A., a company engaged in the construction, real estate and hotel management business in the Caribbean.

     Marshal E. Rosenberg, Ph.D.  Since 1961, Dr. Rosenberg has been the
                                  President, Chairman of the Board of Directors and sole shareholder of the Marshal E. Rosenberg Organization, Inc., a Florida corporation, engaged in the sale of life, health and disability insurance. Mr. Rosenberg became a director of the Company in June 2001. Since October 2001, Dr. Rosenberg has served as the sole member and Chairman of the independent committee of the Board of Directors of the Company. Mr. Rosenberg's
                                                   -------
                                  address is 9350 South Dixie Highway,

                                  Financial Centre, Suite 1530, Miami, Florida
                                  33156.

     During the past five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

     Directors and Executive Officers of the Acquisition Company
     -----------------------------------------------------------

     Set forth below are the name, address and present principal occupations or employment and the name of any corporation or other organization in which such employment is conducted, and the five-year employment history, of each director and executive officer of the Acquisition Company. Each person identified below is a United States citizen. Each person's address is 9400 South Dadeland Boulevard, Suite 720, Miami, Florida 33156.

                                  Present principal occupation or employment
                                  and material positions held during the past
     Name                         five years
     ----                         ----------------------------------------------

     Robert S. Berg               Since December 2001, Mr. Berg has served as
                                  President and director of the Acquisition
                                  Company. Since April 1996, Mr. Berg has served as Chairman of the Board and Chief
                                  Executive Officer of the Company.


     Steven M. Wemple             Since December 2001, Mr. Wemple has served as
                                  Treasurer, Secretary and a director of the Acquisition Company. Since April 1996, Mr.
                                  Wemple has served as President, Chief
                                  Operating Officer and a director of the
                                  Company.

     During the past five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

     Information Concerning the Company and the Acquisition Company
     --------------------------------------------------------------

     During the past five years, neither the Company nor the Acquisition Company has been convicted in a criminal proceeding (excluding traffic fines or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

     ITEM 4.        TERMS OF THE TRANSACTION.

     Regulation M-A
     Item 1004

     (a)(1)         Not applicable.

     (a)(2)(i) The information set forth in the Proxy Statement under the captions "SUMMARY" and "THE MERGER AGREEMENT - The Merger" are incorporated herein by reference.

     (a)(2)(ii) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE MERGER AGREEMENT - The Merger" and "THE MERGER AGREEMENT -Conversion Of Common Stock" is incorporated herein by reference.

     (a)(2)(iii) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger" and "SPECIAL FACTORS - Purposes Of The Merger And Plans Or Proposals" is incorporated herein by reference.

     (a)(2)(iv) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY -Conditions to the Merger" and "THE SPECIAL MEETING - Required Votes" is incorporated herein by reference.

     (a)(2)(v) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Purposes Of The Merger And Plans Or Proposals," "THE MERGER AGREEMENT - Conversion Of Common Stock," "THE DEBENTURES" and "COMPARISON OF RIGHTS OF COMMON STOCK AND THE DEBENTURES" is incorporated herein by reference.

     (a)(2)(vi)     Not applicable.

     (a)(2)(vii) The information set forth in the Proxy Statement under the caption "MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under the caption "THE MERGER AGREEMENT - The Merger" is incorporated herein by reference.

          (c) The information set forth in the Proxy Statement under the caption "THE MERGER AGREEMENT - The Merger" is incorporated herein by reference.

          (d) The information set forth in the Proxy Statement under the caption "DISSENTERS' RIGHTS" is incorporated herein by reference.

          (e)            None.

          (f) The information set forth in the Proxy Statement under the heading "THE DEBENTURES - No Market for Debentures" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          Regulation M-A
          Item 1005

          (a)(1) The information set forth in the Proxy Statement under the captions "CERTAIN INFORMATION CONCERNING THE COMPANY -Recent Developments" and "CERTAIN INFORMATION CONCERNING THE COMPANY -Certain Transactions" is incorporated herein by reference.

          (a)(2) The information set forth in the Proxy Statement under the captions "CERTAIN INFORMATION CONCERNING THE COMPANY -Recent Developments," "CERTAIN INFORMATION CONCERNING THE COMPANY -Certain Transactions" and "CERTAIN INFORMATION CONCERNING THE COMPANY - Interests Of Certain Persons In The Merger" is incorporated herein by reference.

          (b),(c),(d) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Background Of The Merger" and "SPECIAL FACTORS - Purposes Of The Merger And Plans Or Proposals" is incorporated herein by reference.

          (e) The information set forth in the Proxy Statement under the captions "THE SPECIAL MEETING - Required Votes", "CERTAIN INFORMATION CONCERNING THE COMPANY - Certain Transactions" and "CERTAIN BENEFICIAL OWNERSHIP OF SHARES" is incorporated herein by reference.

     ITEM 6.        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Regulation M-A
     Item 1006

     (a) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Purposes Of The Merger And Plans Or Proposals" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under the caption "THE MERGER AGREEMENT - Conversion Of Common Stock" is incorporated herein by reference.

     (c)(1)-(8) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Purposes Of The Merger And Plans Or Proposals," "THE MERGER AGREEMENT - The Merger" and "THE MERGER AGREEMENT -Conversion Of Common Stock" is incorporated herein by reference.

     (d)            Not applicable.

     ITEM 7.        PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     Regulation M-A
     Item 1013

     (a) The information in the Proxy Statement under the caption "SPECIAL FACTORS - Purposes Of The Merger And Plans Or Proposals" is incorporated herein by reference.

     (b) The information in the Proxy Statement under the captions "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger," "SPECIAL FACTORS - Purposes Of The Merger And Plans Or Proposals" and "SPECIAL FACTORS - Opinion Of Capitalink, L.C." is incorporated herein by reference.

     (c) The information in the Proxy Statement under the captions "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger" and "SPECIAL FACTORS - Purpose Of The Merger And Plans Or Proposals" is incorporated herein by reference.

     (d) The information in the Proxy Statement under the captions "SUMMARY -Effect Of The Merger," "SPECIAL FACTORS - Purposes Of The Merger And Plans Or Proposals," "CERTAIN INFORMATION CONCERING THE COMPANY -Summary Unaudited Pro Forma Condensed Financial Information," "CERTAIN INFORMATION CONCERNING THE COMPANY - Interest Of Certain Persons In the

               Merger," "THE MERGER AGREEMENT - Conversion Of Common Stock" and "MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER" is incorporated herein by reference.

     ITEM 8.   FAIRNESS OF THE TRANSACTION.

     Regulation M-A
     Item 1014

     (a) The information set forth in the Proxy Statement under the captions "SUMMARY - Overview," "SUMMARY - Opinion Of Financial Advisor," "SPECIAL FACTORS - Background Of The Merger," "SPECIAL FACTORS -Recommendations Of The Independent Committee And Board Of Directors," "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger," "SPECIAL FACTORS - Determinations By Messrs. Berg and Wemple and IAC," "SPECIAL FACTORS - Opinion Of Capitalink, L.C." and "THE MERGER AGREEMENT - The Merger" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Background Of The Merger," "SPECIAL FACTORS -Reasons For The Merger And Fairness Of The Merger," "SPECIAL FACTORS -Determinations By Messrs. Berg And Wemple And IAC" and "SPECIAL FACTORS - Opinion Of Capitalink, L.C." is incorporated herein by reference.

     (c) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY - Conditions To The Merger," "SPECIAL FACTORS - Determinations By Messrs. Berg and Wemple and IAC," "THE SPECIAL MEETING - Required Votes" and "THE MERGER AGREEMENT - Conditions To The Merger" is incorporated herein by reference.

     (d) The information set forth in the Proxy Statement under the captions "SUMMARY - Overview," "SUMMARY - Opinion Of Financial Advisor," "SPECIAL FACTORS - Background Of The Merger," "SPECIAL FACTORS -Reasons For The Merger And Fairness Of The Merger" and "SPECIAL FACTORS - Opinion Of Capitalink, L.C." is incorporated herein by reference.

     (e) The information set forth in the Proxy Statement under the captions "SUMMARY - Overview," "SPECIAL FACTORS - Recommendations Of The Independent Committee And Board Of Directors," "SPECIAL FACTORS -Reasons For The Merger And Fairness Of The Merger," "THE SPECIAL MEETING - Matters To Be Considered" and "THE MERGER AGREEMENT - The Merger" is incorporated herein by reference.

     (f)       Not applicable.

     ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     Regulation M-A
     Item 1015

     (a)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY - Opinion Of Financial Advisor," "SPECIAL FACTORS -Background Of The Merger," "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger," "SPECIAL FACTORS - Opinion Of Capitalink, L.C." and "AVAILABLE INFORMATION" is incorporated herein by reference. The full text of the written opinion of Capitalink, L.C. dated December 21, 2001 is set forth as Exhibit (c) hereto and is incorporated herein by reference. The written materials presented by Capitalink, L.C. to the independent committee and the Board of Directors on December 21, 2001 are set forth as Exhibit (c) hereto and are incorporated herein by reference.

     ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Regulation M-A
     Item 1007

     (a) The information in the Proxy Statement under the captions "CERTAIN INFORMATION CONCERNING THE COMPANY - Calculation Of Cost To Repurchase," "THE MERGER AGREEMENT - The Merger," "THE DEBENTURES" and "MERGER FINANCING" is incorporated herein by reference.

     (b)       Not applicable.

     (c) The information in the Proxy Statement under the captions "CERTAIN INFORMATION CONCERNING THE COMPANY - Calculation of Cost to Repurchase" and "THE MERGER AGREEMENT - Fees and Expenses" is incorporated herein by reference.

     (d) The information in the Proxy Statement under the captions "THE DEBENTURES" and "MERGER FINANCING" is incorporated herein by reference.

     ITEM 11.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Regulation M-A
     Item 1008

     (a) The information in the Proxy Statement under the captions "THE SPECIAL MEETING - Required Votes," "CERTAIN INFORMATION CONCERNING THE COMPANY -Interests Of Certain Persons In The Merger" and "CERTAIN BENEFICIAL OWNERSHIP OF SHARES" is incorporated herein by reference.

     (b)(1)-(5) The information in the Proxy Statement under the captions "CERTAIN INFORMATION CONCERNING THE COMPANY- Interests Of Certain Persons In The Merger" and " CERTAIN INFORMATION CONCERNING THE COMPANY -Price Range Of Shares; Dividends; And Stock Repurchases" is incorporated herein by reference.

     ITEM 12.       THE SOLICITATION OR RECOMMENDATION

     Regulation M-A
     Item 1012

     (a)-(c)        Not applicable.

     (d) The information in the Proxy Statement under the caption "THE SPECIAL MEETING - Required Votes" is incorporated herein by reference.

     (e) The information in the Proxy Statement under the captions "SPECIAL FACTORS - Background Of The Merger," "SPECIAL FACTORS -Recommendations Of The Independent Committee and Board of Directors," "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger," "SPECIAL FACTORS - Determinations By Messrs. Berg And Wemple And IAC," "THE SPECIAL MEETING - Matters To Be Considered," "THE MERGER AGREEMENT - The Merger" and "CERTAIN INFORMATION CONCERNING THE COMPANY - Recent Developments" is incorporated herein by reference.

     ITEM 13.       FINANCIAL STATEMENTS.

     Regulation M-A
     Item 1010

     (a) The financial statements set forth in Annex D to the Proxy Statement, Annual Report on Form 10-K for the fiscal year ended September 30, 2001, as amended, are incorporated herein by reference. The unaudited financial statements set forth in Annex G to the Proxy Statement,

               Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001, are incorporated herein by reference. The information set forth in the Proxy Statement under the caption "SUMMARY - Selected Historical Financial Data" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under the caption "CERTAIN INFORMATION CONCERNING THE COMPANY - Summary Unaudited Pro Forma Condensed Financial Information" is incorporated herein by reference.

     ITEM 14.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Regulation M-A
     Item 1009

     (a)-(b) The information set forth in the Proxy Statement under the captions "SUMMARY - Opinion Of Financial Advisor," "SPECIAL FACTORS - Opinion Of Capitalink, L.C.," "THE SPECIAL MEETING - Solicitation Of Proxies" and "THE MERGER AGREEMENT - Fees And Expenses" is incorporated herein by reference.

     ITEM 15.  ADDITIONAL INFORMATION.

     Regulation M-A
     Item 1011

     (a)  Not applicable.

     (b) The information set forth in the Proxy Statement and annexes thereto is incorporated herein by reference.

     ITEM 16.  EXHIBITS.

     Regulation M-A
     Item 1016

     (a) Definitive Proxy Statement of the Company filed with the Commission on the date hereof and incorporated herein by reference.

     (b)       Not applicable.

     (c) Opinion of Capitalink, L.C. and written materials presented by Capitalink, L.C. to the Independent Committee and the Board of Directors.*

     (d)(1) Addendum to Midnuptial Agreement dated May 10, 1996 between Robert S. Berg and Lourdes T. Berg.*

     (d)(2) Stock Redemption Agreement dated June 30, 2001 by and among Robert S. Berg, Steven M. Wemple and Interfoods of America, Inc.*

     (d)(3) Amended and Restated Stock Redemption Agreement dated February 27, 2002 by and among Robert S. Berg, Steven M. Wemple, Interfoods Acquisition Corp. and Interfoods of America, Inc.*

     (e)       Not applicable.

     (f) Nevada Revised Statutes 92A.300 to 92A.500 included as Annex C to the Preliminary Proxy Statement.*

     (g)       Not applicable.

     (h)       Not applicable.

     __________________
     *Previously filed.


                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2002

                                   INTERFOODS OF AMERICA, INC.


                                   By: /s/ Robert S. Berg
                                       -----------------------------------------
                                       Robert S. Berg, Chief Executive Officer

                                   INTERFOODS ACQUISITION CORP.


                                   By: /s/ Robert S. Berg
                                       -----------------------------------------
                                       Robert S. Berg, President


                                   /s/ Robert S. Berg
                                   ---------------------------------------------
                                   Robert S. Berg


                                   /s/ Steven M. Wemple
                                   ---------------------------------------------
                                   Steven M. Wemple